

dermasensor.com   Miami, FL   𝕏 in ▶ f ⌾ ♪   Technology   B2B   Healthcare   Hardware   Biotech

DERMASENSOR INC.

Award-winning FDA-cleared AI bringing skin cancer detection to non-specialist clinicians

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1   First & only automated skin cancer detection tool cleared by the FDA for Primary Care Physicians

2 $1M contracted ARR at year-end 2025 driven by 3X growth in paid devices YoY and 40K+ lesions scanned

3	9 published clinical studies; device shown to cut physicians missed cancers by 50-68%
4	$20M raised including Pier 70 Ventures, Kern Venture Group & GenHenn Venture
5	Exited unicorn co-founder ($1.65B to Stryker); leadership from Genentech, Optum, & Abbott
6	10 US health systems & 100s of practices under contract; mid 2026 Class 2b CE Mark in Europe
7	TIME Best Invention, Inc. Best in Innovation, Edison & SXSW winner; Forbes & CBS features
8	$8B+ US & European market across 1.5M+ frontline clinicians evaluating suspicious lesions

Featured Investors



Pier70 Ventures in   Follow   Invested $750,000 ⓘ

At Pier 70, we invest in impact-driven innovation. We find and fund disruptive technologies with the potential to shake up the status quo in healthcare

Preetha Ram, PhD, MBA, Managing Partner
"As both an investor and board member, I am incredibly bullish on DermaSensor's commercial future. The company addresses a clear, multi-billion-dollar market opportunity by providing an elegant Hardware-as-a-Service model that seamlessly fits into a primary care workflow. By integrating spectroscopy with proprietary, deep-learning AI algorithms, DermaSensor enables everyday physicians to evaluate suspicious lesions with dermatologist-level accuracy in just 30 seconds. Early contract wins with top-tier health systems prove that the market is hungry for this technology, making it one of the most exciting investment opportunities in Healthcare AI today."



GenHenn Capital   Follow

Family office and venture capital firm investing across healthcare, technology, and biotech, with a focus on life sciences and healthtech.



TiE Global Angels   Follow   Invested $100,000 ⓘ

A global platform for TiE Charter Members to invest in startups, part of TiE's worldwide network of 72 chapters and 3,000+ charter members. TGA gives founders access to capital plus TiE's mentoring and business network across the Americas and India.



Dr. Maurice Ferre [Follow]

Dr. Ferre is the current CEO of InSightec, the former CEO of MAKO Surgical, and a former VP at GE Healthcare. He has had multiple successful medical device exits (MAKO sold to Stryker for $1.7B), three CE marks, and successfully commercialized 2 products.

"DermaSensor was born from a vision to vision to revolutionize skin cancer detection. It's a public health issue that demands public attention. What I'm passionate about is finding ways to cure disease, and when we started talking to dermatologists in Boston, the first thing that came out was that treating skin cancers like melanoma is a public health issue. We have to find ways to detect it early, and that's how DermaSensor was born. I've backed companies before that changed medicine, and I believe this is one of them.""

Team



Maurice Ferre, MD   Chairman & Co-Founder

Multi-exit medtech CEO. Sold MAKO Surgical to Stryker for $1.65B & Visualization Technology to GE. Current CEO of INSIGHTEC ($1B+ valuation). Former GE Healthcare VP. Boston University Biology BA. Boston University MD.

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Cody Simmons   CEO & Co-Founder

Health tech visionary. Built DermaSensor from concept to FDA clearance & TIME Best Invention. Former BD leader at Genentech & Silicon Valley medtech startup. Brown University Bioengineering & Economics BA. Brown University Bioengineering MS.



Ryan Freiden   Chief Operating Officer

Operations & supply chain genius. Co-founded 4 startups in healthcare and enterprise technologies. Grew reverse value chain infrastructure to $4M in revenue. Led 50+ person team across international markets. University of Arizona Business Administration.

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Chris Fickle, MBA   Senior VP of Sales and Business Development

Enterprise sales whiz. 2x Chief Revenue Officer. Built & led sales organizations at Optum, Qualcomm & ResMed, driving $100M+ in revenue. Scaled digital health adoption across 100+ health systems. Georgia Southern University Business MBA.

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Justin Frazier, MS   VP of Clinical Affairs

Clinical trials leader. Led 3 clinical studies across 36 sites supporting DermaSensor's FDA clearance in 2024. 17+ years at ReWalk Robotics, Smith & Nephew, Covidien/Medtronic & Mass General Hospital. Elon University BS. Regis College MS.



Jacqueline Barberena VP of Marketing `SPV Voting Proxy`

Marketing veteran. 25+ years in life sciences & financial services. Led 9+ product launches across global markets and generated $512M+ in lead opportunities at Abbott & American Express. Managed teams of 20. University of Phoenix Business Management BA.



Heather Dombrosky, BSN, RN Director of Customer Success

Clinical implementation expert. 10+ years in pediatric critical care at Columbia Presbyterian. Medical technology adoption across 100+ health systems in US & international markets. Guest lecturer, University of Miami. University of Miami Nursing BSN.

Memo



DermaSensor is the first and only FDA-cleared skin cancer detection tool for clinicians who aren't dermatologists.

Skin cancer is one of the most common cancers in the world, and one of the most survivable when caught early. Melanoma is 99% survivable when found in the earliest stages, and 40% survivable when found late. The difference is a timely referral, and for decades that referral has come down to the naked eye.

Backed by $20M in VC funding, DermaSensor is ending a reliance on visual guesswork. Using AI-powered spectroscopy, our device scans a suspicious lesion with pulses of light and returns an objective risk result in about 30 seconds.




Accuracy on par with dermatologists

96%
sensitivity across all three common skin cancers

50%
fewer skin cancer referrals missed when clinicians use the device



DermaSensor has earned the kind of recognition that's rare in medtech. TIME named us a Best Invention of the Year, and Inc. named us a Best in Innovation honoree alongside Anthropic and Nvidia.

With FDA clearance secured, commercialization is underway. Hundreds of practices across the U.S. are using the device and ten leading health systems are under contract. Contracted devices and annual recurring revenue tripled from year-end 2024 to 2025, with 40,000+ lesions already scanned.


Demand is converting into revenue

$1M
contracted ARR at the end of 2025

3x
growth in paid devices in 2025

40k
lesions scanned to date

Europe is next. Our device has earned its CE Mark, the certification that authorizes its sale across the EU. We've also secured a collaboration with England's National Health Service (NHS), opening the door to the second largest single-payer health system in the world.

For investors, DermaSensor is a proven, FDA-cleared and CE-marked technology in an $8B+ market with no other cleared competitor, backed by $20M and a team in an $8B+ market with no other cleared competitor, backed by $20M and a team that's sold medical device companies to Stryker and GE.

We're building a future where no life is lost to a visible cancer that could have been caught in time.

Nearly 50% of skin cancer referrals can be missed in primary care.

Skin cancer is 99% survivable, so **why do 120,000 people die each year?**

Over 120,000 people die from skin cancer every year around the world, almost always because it was caught too late.



1 in 5 people in the United States are affected by skin cancer

In the US alone, 3 million people are diagnosed annually. Hundreds of thousands undergo invasive surgeries that earlier detection could have prevented, and tens of thousands sadly die. The difference between a routine procedure and a deadly diagnosis comes down to timing.



Early diagnosis is **critical**

99%
five-year survival rate when melanoma is found early

40%
five-year survival rate when melanoma is found late

The biggest obstacle to catching it early is getting to a specialist.

In the US, only about 11,000 dermatologists serve 100 million at-risk people. Across the UK and Europe, the wait to see a dermatologist can stretch months. Between waitlists, time off work, and out-of-pocket costs, and lack of awareness, most people simply never go.

Missed cancers, wasted time and money

52%
of skin cancer referrals are missed at the primary care level

$11.25B
spent every year in the US treating skin cancer

The job of catching skin cancer early falls to the clinicians who see patients for routine physicals. Most primary care clinicians get little dermatology training and often aren't confident evaluating a suspicious mole. Fewer than 9% report using a dermatoscope regularly, a subjective tool that requires extensive training.

Suspicious moles end up being evaluated the same way they were decades ago, by the eye alone. Real cancers get missed, and harmless moles like skin tags get sent to specialists.

Non-dermatologist clinicians have never had an objective detection device available in the exam room.

Placing **skin cancer detection** in every frontline clinician's hand



First in class
medical device

The **DermaSensor™** Device

- FDA-Cleared via De Novo in the USA
- CE Mark Cleared in the European Union
- Non-invasive, point-and-click scanning
- 30 seconds to an objective result
- No specialist training required
- Consistent performance across skin tones



DermaSensor
DermaSensor
DermaSensor

DermaSensor is equipping clinicians on the front lines with a skin cancer risk detection device that can be used during the same visit it's spotted.

The technology behind DermaSensor was pioneered at Boston University, where Professor Irving Bigio invented the field of Elastic Scattering Spectroscopy.

The light-scattering technology behind DermaSensor
The technology behind DermaSensor was pioneered at Boston University, where Professor Irving Bigio, one of the top spectroscopy researchers in the world, invented the field of Elastic Scattering Spectroscopy.
What was once a 30-pound lab instrument is now a handheld device that helps detects skin cancer — instantly and without a biopsy.



BU
What If Spotting Skin Cancer Were As Simple As Shining a Light
Boston University
Watch on YouTube

What was once a 30-pound instrument is now a sleek handheld device that pulses light across 47 wavelengths to capture cellular and sub-cellular features beneath the lesion's surface. The device reads what no eye can.

The algorithm then scores the wavelengths against a database of lesions confirmed by biopsy or board-certified dermatologists.



What it looks like in the exam room



Discovery
A clinician spots the suspicious legion

Investigation
5 optical recordings are taken ~1mm beneath tissue surface

AI Analysis
AI compares the lesion's cellular signature to benign lesions and thousands of confirmed cancers

Result
In 30 seconds, a result is generated: "Monitor" or "Investigate Further" with 1 to 10 risk score

40,000+ spectral scans from **4,500+** biopsy-confirmed lesions

The patient never feels a thing. They leave the visit with an answer instead of months-long worry.

The objective result also moves patients to take action: clinicians tell us patients are far more likely to follow through on a dermatology referral when they've seen the score for themselves.

The patient thought it was nothing.
The DermaSensor said 10/10.



One patient had dismissed a mole for years and didn't want to see a dermatologist. His family physician, Dr. Kevin Wong, scanned it in 30 seconds.

The result came back a 10, the highest risk on the scale. That number was enough to convince the patient to go to a specialist, fast. **It was melanoma, caught in time.**

Dr. Kevin Wong, MD
The doctor who caught cancer in time



A category of **one**

Every scan makes DermaSensor smarter and stronger, widening a lead no competitor can close. For years, others have tried to solve skin cancer detection with photos. They all ran into the same problem: a picture only sees the surface.

Several image-based competitors failed to achieve meaningful market adoption or FDA clearance, a previously cleared predecessor exited the market, and consumer melanoma apps faced regulatory roadblocks.

DermaSensor took a different path. Instead of analyzing images, our device reads optical signals from beneath the skin, capturing objective information the naked eye and a camera cannot. The result is a category-defining technology with no direct equivalent today.



There was no category for a device like ours. **We created it.**

- First and only automated skin cancer device cleared for US primary care
- First medical device of any kind to use Elastic Scattering Spectroscopy
- Protected by 5 patents plus exclusive Boston University licenses
- A proprietary dataset no competitor can buy

Our moat gets deeper with every scan: while image-based AI can train on millions of public photos, spectral data can only come from a device in a clinician's hand, and ours is the only one out there.

Primary care physicians are already scanning more than 2,000 lesions a month, and every scan makes the algorithm sharper.



Everyone in the exam room wins

Clinicians
billable at every use, adding $100+ in reimbursement per patient

Insurers
fewer unnecessary referrals and biopsies, and lower downstream costs

Patients
an answer in the same visit, and fewer needless copays and procedures

per patient | downstream costs | and procedures

Beyond primary care, the same device already serves concierge medicine, dermatology groups, and medical aesthetics clinics, with reimbursement in place across them.

Because the device runs on software DermaSensor updates remotely, every unit in the field gets better over time.

Four programs are already in development on the same hardware, including a melanoma-optimized algorithm showing early gains and a planned label expansion to nurse practitioners and physician assistants, which would roughly triple the addressable clinician base from 300,000 to nearly 1,000,000.

Trusted by physicians, the FDA, and the NHS



99% of physicians reported at least one device benefit from using DermaSensor

81% of physicians reported increased confidence in evaluating skin lesions





















DermaSensor is in daily use across family medicine, internal medicine, concierge practices, walk-in clinics, and major health systems. Clinicians adopted it first, and now patients ask for it by name, searching our Physician Finder to locate practices that carry the device.

From TIME's Best Inventions to Inc.'s Best in Innovation, DermaSensor has been recognized among the most innovative companies in the world. But the most

recognized among the most innovative companies in the world. But the most compelling endorsements come from the exam room.



"By integrating this technology into our resident training program, the Florida State University Family Medicine Residency Program at BayCare Health System aims to **empower its future physicians with enhanced skin cancer detection skills.**"

— **Dr. Nathan Falk**, Founding Program Director, Family Medicine Residency at BayCare Health System



"The beauty of the device is how simple it is... **it is simple, easy, and straightforward.**"

— **Dr. Dr. Brian Hollett**, CMO, SHIFT Concierge Primary Care, Chicago



"**I am excited to offer this new technology for skin cancer detection** to the patients in my primary care office. The 4-6 month wait time to get in with a dermatologist in our area creates much anxiety."

— **Dr. Josephine Lake**, Lake Internal Medicine





Dr. Kevin Wong at PT Family Medicine discusses DermaSensor
DermaSensor

@KDKARADIO — KDKA newsradio 100.1FM • 1020AM — Watch on YouTube



Dr. Bret Kueber, M.D. on DermaSensor's Real-World Impact
DermaSensor

It's quick, easy, and doesn't slow down the workflow.

Watch on YouTube

Co-founder built and sold **a billion-dollar medical device company**

DermaSensor was co-founded by Dr. Maurice Ferre, a multi-exit medtech CEO. Dr. Ferre scaled MAKO Surgical, the robotic-surgery company, to a $1.65B acquisition by Stryker as CEO. He now chairs DermaSensor's board alongside two other MAKO leaders. They've taken a first-in-class device from launch to exit, and they're doing it again for skin cancer.

CEO and Co-Founder Cody Simmons, a Brown University-trained bioengineer and former Genentech business development leader, was hand-picked by the founders to turn their research project into a company. He built DermaSensor from concept to FDA clearance and a TIME Best Invention of the Year.

DermaSensor's commercial team has scaled products at Fitbit, Johnson & Johnson, and Qualcomm, and our clinical team has carried the DermaSensor device through pivotal FDA studies. This all-star leadership team has deep expertise in putting new technology into clinicians' hands.



Maurice Ferre, MD
Chairman & Co-Founder
Cody Simmons, MS
CEO & Co-Founder
Ryan Freiden
Chief Operating Officer
Justin Frazier, MS
VP of Clinical Affairs
Jacqueline Barberena
VP of Marketing

Scientific Advisory Board
Irving Bigio, PhD
Inventor of Elastic
Jane Grant-Kels, MD
Founding Chair
David Leffell, MD
Chief of
John Geisse, MD
Mohs surgery
Giovanni Pellacani, MD
Chairman of



















Scattering Spectroscopy, Boston University	of Dermatology, UConn	Dermatologic Surgery, Yale	pioneer and Clinical Professor, UCSF	Dermatology, University of Modena

BOSTON UNIVERSITY UCONN Yale UCSF UNIMORE UNIVERSITÀ DEGLI STUDI DI MODENA E REGGIO EMILIA

Every device generates SaaS-style **recurring revenue**

DermaSensor is built on a software-as-a-service model. Clinicians subscribe to the device for $199 to $399 a month based on usage, like a phone plan.

Because there are no large upfront purchase fees to approve, the average sales cycle runs under a month, and every practice that signs on generates recurring revenue.



$199–399	$25,000	94%	~10 months
Monthly subscription per device	Estimated revenue per device over its five-year life	Gross margin over a device's life	To recoup the cot of winning a customer

Subscriptions work because clinicians see returns immediately. Reimbursement is already in place today.

Medicare's national rate pays $198 per procedure, customers average $100+ per patient across payers, and existing billing codes can add roughly $24,600 a year in gross revenue for a single primary care physician. A practice scanning at the average rate covers its subscription 5-10 times over each month.



$198	$100+	~$24,600
Medicare national reimbursement rate per procedure	Medicare national reimbursement rate per procedure	Potential annual billing revenue per primary care physician

Revenue comes through three channels:

Revenue comes through three channels.

1) digital direct sales to private practices,

2) executive-led contracts with health systems, and

3) national distribution through reps who will sell devices alongside supplies clinicians already order.

Sales in Europe will follow with commercial partners under the new CE Mark.

On track to **3-5X ARR this year**

DermaSensor launched commercially in May 2024 and is scaling fast. Paid devices tripled in 2025, closing the year at $1M in contracted annual recurring revenue (ARR), with clinicians using each device twice as often as projected. In 2026, contracted revenue is on track to at least triple again.



The next wave of revenue is driven by deals already in place: a national distribution partnership putting 500+ reps behind the device, health system deployments underway, and European commercialization.

The economics compound from there. DermaSensor reaches profitability at 2,500 active devices, and beyond that point every new device adds revenue at a 94% lifetime gross margin.

Forward looking projections are not guaranteed.

An $8B market with **one FDA-cleared player**

DermaSensor's market is every clinician who evaluates suspicious moles but isn't a dermatologist.

In the US alone, that includes 300,000 primary care physicians today, growing to nearly one million clinicians as the device expands to nurse practitioners and

physician assistants. Across Europe, it's larger still. DermaSensor is the only FDA-cleared and CE-marked device built for any of them.



$8B+
US and Europe combined
$5B+
Full US market, with nurse practitioner and physician assistant expansion
$3B+
US primary care today

From US launch to **global standard**



2024

Cleared and launched
FDA clearance • US commercial launch

2025

Proven
Devices tripled • 10 health systems • $20M Series B closed

2026

Scaling
500+ distributor reps • CE Mark, Europe opens • Pivotal trial begins

2027

Expanding
NP & PA expansion • European sales begin • Melanoma readout

2028+

Standard of care
Category I code • New algorithms, same device • Dermatology & home use

Devices like this have **sold for billions**

When a diagnostic device proves itself with clinicians, the largest names in medtech tend to acquire the company behind it. DermaSensor's own chairman

has been on the selling side of that deal before.



$21B	$2.8B	$2.4B
Acquired by Abbott (2026)	Acquired by Exact Sciences (2019)	Acquired by Allergan (2017)

$2.15B	$2.05B	$1.65B	$1.2B
Acquired by Exact Sciences (2021)	Acquired by Hill-Rom (2015)	Acquired by Stryker (2013)	Acquired by ArchiMed (2022)

These examples are simply illustrative. There is no guarantee we will experience a similar acquisition, if any. Forward-looking statements are not guaranteed.

Earn perks when you invest

$5,000+

Annual investor deep-dives
- Access to investor briefings covering adoption, clinical evidence, and commercial expansion across the US and Europe
- The same progress leadership tracks internally

$10,000+

DermaSensor branded merch kit
- A curated set of DermaSensor-branded items – premium insulated tumbler & backpack
- All previous tiers

$25,000+
Limited to 5 investors

Annual call with the CEO
- Join a small-group investor call with Co-Founder and CEO Cody Simmons once a year for a candid look at the strategy, the numbers, and the road ahead.
- All previous tiers

$50,000+
Limited to 5 investors

Founder's dinner
- A seat at an exclusive dinner with Co-Founder and CEO Cody Simmons and Chairman Maurice Ferre, MD. Time with the people building DermaSensor, and the investors backing them.

- All previous tiers

$100,000+
Limited to 3 investors

Sponsor early detection in your name
- Fund the placement of a DermaSensor device in an underserved community clinic, dedicated in your name or in honor of someone affected by skin cancer.
- All previous tiers



Join our mission to **catch skin cancer in time, every time**

Skin cancer is one of the most common cancers in the world, and the most survivable when it's caught early. Backed by $20M from leading VCs and angels, DermaSensor exists to make catching it early the standard with an FDA-cleared or CE-marked device in every exam room at the front line of care.

The pieces are already in place. Across the U.S., hundreds of practices use the device today, ten health systems are under contract, and two distributors are about to put 500+ reps behind it. In Europe, we've laid the foundation for market entry. 1.5M clinicians around the world can't wait to use DermaSensor, because patients can't wait.

Almost everyone knows someone who heard "we caught it too late." It doesn't have to be that way. Clinicians are bringing DermaSensor into their exam rooms, and patients are asking for it by name.

Now it's your turn: own a piece of a company working to make sure no one loses their life to a cancer that was visible all along.

[Invest in DermaSensor today →](#)